UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated October 30, 2025
99.2	Notice and proxy statement of the Company’s reconvened extraordinary general meeting of shareholders
99.3	Form of proxy card for the Company’s reconvened extraordinary general meeting of shareholders

Other Events

Extraordinary general meeting of shareholders

Further to the Form 6-K filed on October 16, 2025, Micropolis Holding Company (the “Company”) has issued a press release announcing details of its reconvened extraordinary general meeting of shareholders (the “Reconvened EGM”) to be held virtually at: https://us04web.zoom.us/j/77902117467?pwd=Au5YTelfFwrnZDdJ0NasDEzH0EvM8F.1 (passcode: 0f51nZ) on Friday November 21, 2025, and distributed to its shareholders a notice of the Reconvened EGM, the proxy statement for the Reconvened EGM and the form of proxy. A copy of the press release, the notice and proxy statement of the Reconvened EGM, and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: October 30, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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